SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Ecopetrol S.A. Announces its Fourth Quarter and Full Year Results for 2011

•	Financial and operating results for 2011 were the highest in our history
•	Our consolidated average production was 724.1 MBOED1, an increase of 17.6% compared to the consolidated average production of 2010.
•	Revenues, operating income, EBIDTA2 and net income for Ecopetrol S.A. in 2011 grew 53.5%, 82.2%, 70.4% and 85.1%, respectively, compared to 2010.
•	Ecopetrol S.A.’s net income in 2011 was COP$15,448.4 billion, equivalent to COP$379.97 per share.

BOGOTA, Feb. 15, 2012 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (the “Company”) announced today unaudited financial results (under auditing process), both consolidated and unconsolidated, for the fourth quarter and full year 2011, prepared and filed in Colombian Pesos (COP$) and in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública or RCP) of the Colombian General Accountancy Office in Colombian pesos (COP$).

Some figures in this report are presented in US dollars (USD) where indicated. Exhibits shown in the body of the report are rounded to one digit. Figures presented in COP$ billion are equivalent to COP$ one thousand million.

Ecopetrol S.A. financial results highlights

Unconsolidated

(COP$ Billion)	4Q 2011 *	4Q 2010 *	∆ %	2011	2010	∆ %
Total sales	15,988.3	10,199.7	56.8%	56,277.1	36,661.1	53.5%
Operating profit	7,019.5	4,451.5	57.7%	24,061.0	13,208.6	82.2%
Net Income	4,432.7	2,742.1	61.7%	15,448.4	8,346.0	85.1%
Earnings per share (COP$)	107.81	67.75		379.97	206.22
EBITDA	7,463.9	4,664.2	60.0%	27,879.6	16,358.4	70.4%
EBITDA Margin	47%	46%		50%	45%

Consolidated

(COP$ Billion)	4Q 2011 *	4Q 2010 *	∆ %	2011	2010	∆ %
Total sales	18,851.7	11,644.1	61.9%	65,752.3	41,968.3	56.7%
Operating profit	7,398.0	3,951.7	87.2%	25,691.0	12,878.8	99.5%
Net Income	4,437.8	2,701.8	64.3%	15,452.4	8,146.4	89.7%
Earnings per share (COP$)
EBITDA	7,952.0	4,632.2	71.7%	30,021.1	16,699.5	79.8%
EBITDA Margin	42%	40%		46%	40%

* Not audited, for illustration purposes only

1 Thousand barrels of oil equivalent per day

2 Earnings before interest, taxes, depreciation and amortization

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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1

In the opinion of Javier Gutiérrez, CEO of Ecopetrol: “The historically high results achieved in 2011, both operationally and financially, are clear evidence of the Company’s commitment to its shareholders in fulfilling the value promise of our strategic plan.

In production, we continued attaining record levels driven by the higher extraction of heavy crude, and the 1P reserves replacement ratio of 164% is outstanding given the increase in production.

In exploration, it’s worth to highlight the exploratory success rate in Colombia, mainly in the Caño Sur block in the Llanos Orientales, and internationally five discoveries by Savia in Peru as well as the discovery in one of the assets where we have interest on the U.S. Gulf Coast.

The transportation business kept growing as a consequence of the growing production of Ecopetrol as well as of the rest of the companies with operations in Colombia. In 2011 total capacity for crude transportation grew 13% and total capacity for product transportation increased by 27%.

The refining and petrochemicals segment had significant activity with the modernization projects at the Cartagena and Barrancabermeja refineries, which will increase production of fuels and raw material for the petrochemical industry, as well as improving the return of this business segment.

Our outstanding financial results were the product of the abovementioned factors together with cost reduction initiatives and the very favorable environment in the international prices of crude oil and refined products.

In the midst of a difficult local and international market environment, in 2011 we reached important milestones such as the successful placement of 1.6% of the capital of the company in the second round equity offering in Colombia, which enlarged our shareholder base to 521 thousand shareholders and the financial closure of one of the most important projects of the corporate group such as the expansion and modernization of Reficar for US$3.5 billion. On the other hand, Ecopetrol was included in the Dow Jones Sustainability Index - World, and the investment grade rating by the risk rating agencies S&P and Fitch, adding to the investment grade rating granted by Moody’s in 2009.

Additionally, during 2011 we also achieved significant progress in Corporate Responsibility as social investment grew 34% vs. 2010 reaching COP$214 billion, and also a considerable reduction in accidents of employees and contractors, reaching the minimum level ever.

2011 will be also be remembered due to the challenging situations produced by the severe weather conditions as a consequence of world´s climate change, affecting the operations of the company and with unfortunate consequences to the community, and the loss of human lives. We were deeply touched by these very unfortunate incidents.

In spite of the difficulties, we are on track and demonstrating our total commitment to fulfill our goals, which in turn will produce further welfare for our investors, for the community and for the rest of our stakeholders. Our production goal for year 2020 is 1.3 million “clean” barrels of crude equivalent per day, with no incidents, no accidents, in harmony with our stakeholders and with profitable growth. The difficulties strengthen us to face even bigger challenges in the future.”

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

2

I. Financial and operating results of Ecopetrol S.A.		4

a.	Availability of crude oil and products	4

b.	Sales Volume	5

c.	Crudes and Products’ Prices	7

d.	Financial results	7

e.	Cash flow	10

f.	Segment results	10

g.	Balance sheet	12

II. Business Aspects		13

a.	Investment plan	13

b.	Exploration	14

c.	Production	17

d.	Refining and petrochemicals	20

e.	Transportation	21

f.	Biofuels	23

III. Organizational Consolidation, Social Corporate Responsibility and Corporate Governance		24

a.	Organizational consolidation	24

b.	Corporate responsibility	25

c.	Corporate Governance	26

IV. Consolidated Financial results of Ecopetrol		27

V. Presentation of results		29

VI. Exhibits		31

VII. Subsidiaries results		37

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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I. Financial and operating results of Ecopetrol S.A.

a.	Availability of crude oil and products

The availability of Ecopetrol S.A.’s crude oil, products and volumes produced, purchased and imported is summarized in the following exhibit:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production
(MBOED)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	581.9	511.1	13.9%	569.8	481.9	18.2%
Natural Gas	103.1	97.9	5.3%	100.3	97.6	2.8%
Total	685.0	609.0	12.5%	670.1	579.5	15.6%

(-) Royalties
(MBOED)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	87.8	78.5	11.8%	86.8	73.2	18.6%
Natural Gas	22.2	21.9	1.4%	21.4	20.1	6.5%
Total	110.0	100.4	9.6%	108.2	93.3	16.0%

(=) Net oil and gas production
(MBOED)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	494.1	432.6	14.2%	483.0	408.7	18.2%
Natural Gas	80.9	76.0	6.4%	78.9	77.4	1.9%
Total	575.0	508.6	13.1%	561.9	486.1	15.6%

Purchase volume (MBOED)*	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	201.6	169.0	19.3%	189.1	173.6	8.9%
Products	9.1	4.1	122.0%	7.3	4.9	49.0%
Natural Gas	40.4	36.7	10.1%	38.3	37.6	1.9%
Total Purchases	251.1	209.8	19.7%	234.7	216.1	8.6%

Imports volume (MBD)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Products	97.3	61.0	59.5%	80.1	59.9	33.7%

* Purchase volume includes royalties from Ecopetrol and other companies

Net production of crude oil and gas, which increased by 15.6% year-over-year in 2011, was the main source of hydrocarbons for Ecopetrol S.A. (unconsolidated) operations. Net production for the fourth quarter of 2011 was 13.1% higher than in the fourth quarter of 2010.

During the fourth quarter of 2011, continuing the trend of the year, the higher volumes of crude purchased reflect the increase in the production of crude oil countrywide. During the fourth quarter of 2011 we acquired domestic crude oil diluent to transport heavy crude due to a decline in naphtha production at the Barrancabermeja refinery caused by a scheduled maintenance, and the sustained growth in heavy crude production.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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4

During the fourth quarter of 2011 we purchased more Payoa and Serafin gas for the Barrancabermeja refinery as well as more Cusiana gas. Royalty gas purchases also increased due to greater requirements of the export market.

The increase in volume of imported products was mainly caused by a greater amount of diluents required to blend with heavy crude, as well as an increase in diesel demand during the fourth quarter of 2011, and for the full year. During the fourth quarter of 2011 it was necessary to import gasoline because of the scheduled maintenance at the Barrancabermeja refinery’s cracking unit.

b.	Sales Volume

Ecopetrol S.A. (unconsolidated)
Sales volume

Local Sales Volume (MBOED)	4Q 2011	4Q 2010%		2011	2010	%
Crude Oil	9.2	2.0	360.0%	5.2	3.2	62.5%
Natural Gas	71.6	73.4	(2.5%)	70.9	90.4	(21.6%)
Gasoline	64.7	67.2	(3.7%)	65.0	63.2	2.8%
Medium Distillates	114.6	103.5	10.7%	109.7	102.0	7.5%
LPG and propane	16.3	17.1	(4.7%)	16.4	17.0	(3.5%)
Fuel oil	0.4	0.6	(33.3%)	0.6	1.0	(40.0%)
Industrial and Petrochemical	16.1	15.4	4.5%	15.7	14.4	9.0%
Total Local Sales	292.9	279.2	4.9%	283.5	291.2	(2.6%)

Export Sales Volume (MBOED)	4Q 2011	4Q 2010	%	2011	2010	%
Crude Oil	454.2	363.6	24.9%	413.8	311.6	32.8%
Products	50.8	55.1	(7.8%)	54.5	51.8	5.2%
Natural Gas	28.2	19.9	41.7%	25.4	6.7	279.1%
Total Export Sales	533.2	438.6	21.6%	493.7	370.1	33.4%

Sales to Free Trade Zone (MBOED)	4Q 2011	4Q 2010	%	2011	2010	%
Crude Oil	75.9	36.2	109.7%	76.0	67.1	13.3%
Products	1.2	2.3	(47.8%)	1.8	2.3	(21.7%)
Natural Gas	2.5	1.7	47.1%	2.4	2.2	9.1%
Total Sales to Free Trade Zone	79.6	40.2	98.0%	80.2	71.6	12.0%

Total Sales Volume	905.7	758.0	19.5%	857.4	732.9	17.0%

The following is a summary of sales volume:

International market (58% of 2011 sales; 67% including sales to Free Trade Zone/Reficar):

The increase in volumes exported by Ecopetrol (unconsolidated) was primarily the result of:

• Crude oil: 1) higher production and transportation capacity of Castilla and Magdalena crude (a new crude oil the Company began exporting in the third quarter of 2011), 2) three shipments of two million barrels each of crude for export to the Far East.

• Natural gas: 1) higher Venezuelan demand and, 2) higher availability of product for exports given that the legal restrictions that were imposed in 2010 with the objective of ensuring domestic supply were lifted in 2011.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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• Products: 1) higher exports of fuel oil because of an increase in production at Barrancabermeja, 2) greater availability of an inland water way fleet to transport the product to Cartagena, 3) however, in the fourth quarter of 2011, export volumes fell because of lower throughput at the refinery while scheduled maintenance work was performed on a cracking unit.

The following is a summary of the main destinations of crude and product exports (not including natural gas) in 2010 and 2011.

Export destinations: Crudes
Destination	2011	2010
U.S. Gulf Coast	52.4%	60.3%
Far East	13.2%	16.5%
Caribbean	10.6%	2.5%
US West Coast	7.7%	4.5%
South America	5.4%	5.7%
Europe	5.2%	1.0%
Central America	1.6%	6.1%
U.S. Atlantic Coast	2.3%	0.3%
Canada	0.7%	1.3%
Africa	0.9%	1.8%
	100.00%	100.00%

Export destinations: Products
Destination	2011	2010
Caribbean	34.3%	22.9%
U.S. Gulf Coast	32.9%	34.2%
Central America	1.2%	4.4%
U.S. Atlantic Coast	19.4%	10.4%
Far East	9.2%	19.9%
South America	1.3%	3.1%
Europe	1.7%	4.5%
Africa	0.0%	0.6%
	100.00%	100.00%

In 2011, we diversified the destinations of our exports mainly crude exports to other non-traditional destinations, such as the Caribbean, the West Coast of the United States and Europe. Those increases offset the reduction in exports to the U.S. Gulf Coast and the Far East.

Local market (42% of sales in 2011, 33% excluding sales to Free Trade Zone/ Reficar S.A.):

The reduction in local sales volume in 2011 is mainly attributable to a reduction in sales volume of certain products partially offset by the increase in sales volume of others, as follows:

1)	Lower sales volume of the following products:
•	Natural gas: In 2011, natural gas sales came back to their historical levels given the normalization of demand, which had increased in 2010 to help meet the nation’s electric power needs, affected by the El Niño phenomenon. Furthermore, during the third quarter of 2011, sales to the Western part of the country were restricted by the damage to the Mariquita-Cali gas pipeline caused by the harsh rain season.
•	LPG and propane: Flooding caused by the severe rainy season caused highway and road closures, preventing these products from being transported as scheduled.

2)	Higher sales volume of the following products:
•	Gasoline and medium distillates: Generated by increases in the automotive, coal and oil industries. Also, as airline frequencies increased, so did the sale of jet fuel.
•	Crude: Due to the substitution of fuel oil by crude and higher sales of Jazmin crude.
•	Industrial and petrochemicals: Growth was strongly based on a import product strategy (polyethylene, lubricant bases), which aimed to capture a larger share of the market for certain categories.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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c.	Crudes and Products’ Prices

Prices	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
WTI (average) (US$/Bl)	94.0	85.2	10.3%	95.1	79.5	19.6%
Brent (average) (US$/Bl)	109.0	87.3	24.9%	110.9	80.3	38.1%
Export crude oil basket (US$/Bl)	102.7	77.7	32.2%	99.1	72.0	37.6%
Crudes sold to free trade zone* (US$/Bl)	112.0	85.3	31.3%	107.7	76.0	41.7%
Export products basket (US$/Bl)	96.6	73.3	31.8%	96.1	70.0	37.3%
Products sold to free trade zone* (US$/Bl)	55.3	-	N/A	101.8	-	N/A
Natural gas basket (US$/MMBTU)	5.8	4.0	45.0%	5.0	3.9	28.2%
Gas sold to free trade zone* (US$/MMBTU)	5.8	4.0	45.0%	4.9	3.8	28.9%
* Free trade zone = Reficar S.A

During 2011, there was a rise in the price of the export basket of crudes due to higher international prices and lower discounts on our heavy crudes.

Differentials were better mainly because: 1) indexation of a higher percentage of sales to markers such as Brent and Maya, whose price increased more than that of WTI, and 2) a reduction in the region’s heavy crude production, which benefited the negotiations of Colombian crudes.

There were no WTI-referenced exports during the fourth quarter of 2011.

d.	Financial results

Unconsolidated Income Statement

(COP$ Billion)	4Q 2011 *	4Q 2010 *	∆ (%)	2011*	2010*	∆ (%)
Local Sales	4,787.6	3,557.6	34.6%	17,704.9	13,428.6	31.8%
Export Sales	9,266.9	5,672.6	63.4%	31,475.7	18,164.3	73.3%
Sales to free trade zone	1,530.3	571.6	167.7%	5,613.2	3,695.1	51.9%
Sales of services	403.5	397.9	1.4%	1,483.3	1,373.1	8.0%
Total Sales	15,988.3	10,199.7	56.8%	56,277.1	36,661.1	53.5%

Variable Costs	6,034.0	3,235.8	86.5%	22,364.2	15,451.5	44.7%
Fixed Costs	2,327.6	1,818.6	28.0%	6,892.9	5,787.1	19.1%
Cost of Sales	8,361.6	5,054.4	65.4%	29,257.1	21,238.6	37.8%
Gross profit	7,626.7	5,145.3	48.2%	27,020.0	15,422.5	75.2%
Operating Expenses	607.2	693.8	(12.5%)	2,959.0	2,213.9	33.7%
Operating Profit	7,019.5	4,451.5	57.7%	24,061.0	13,208.6	82.2%
Non Operating Loss	(536.2)	(615.4)	(12.9%)	(1,246.0)	(1,782.7)	(30.1%)
Income tax	2,050.6	1,094.0	87.4%	7,366.6	3,079.9	139.2%
Net Income	4,432.7	2,742.1	61.7%	15,448.4	8,346.0	85.1%

Earnings per share (COP$)	107.8	67.8	59.1%	380.0	206.2	84.3%
EBITDA	7,463.9	4,664.2	60.0%	27,879.6	16,358.4	70.4%
EBITDA Margin	47%	46%		50%	45%

* Not audited, for illustration purposes only

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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Operating income during the fourth quarter of 2011 had a 56.8% increase compared to the same period of 2010. This was mainly due to: 1) an increase in international benchmark prices during the fourth quarter of 2011, which generated a rise of 32.2% in crude export prices and 31.8% in export product prices; 2) a 21.6% rise in export volumes (excluding sales to free Trade zone/Reficar); 3) 4.9% increase in national sales’ volume, primarily of medium distillates; and 4) the positive effect of a 3.0% devaluation of the Colombian peso versus the dollar.

In 2011, operating income rose by 53.5% compared with 2010 explained by: 1) a 37.6% increase in the price of the crude export basket and 2) a 33.4% increase in export volume.

Cost of sales in the fourth quarter of 2011 recorded a net increase of 65.4% compared to the same quarter of 2010. The variation can be attributed mainly to a 86.5% net grow in variable costs, as a result of: 1) a larger volume of crude oil purchased from the National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or ANH) (1,569 KBLS), coupled with an increase of 24 US$/Bl in the average price; 2) an increase in volumes and benchmark prices of the following imports: solvent naphtha for transporting heavy crude (1,785 KBLS), gasoline (631 KBLS) and low sulfur diesel (848 KBLS), compared to the same period of 2010; 3) an increase in the cost of hydrocarbon transport services because of higher volumes transported by pipeline and tanker trucks; and 4) higher net value of investment amortizations in producing areas, due to an adjustment in the amortization factor carried out by recalculating new reserves at year-end, new capitalizations, and greater production in the fourth quarter of 2011. The increase in the amortization in the fourth quarter of 2011 is explained mainly by the reestimation of the amortization costs from the previous three quarters, once the amortization factor was updated based on the reserves balance as end of year.

Additionally there were higher capitalizations of petroleum investments.

The 28% increase in fixed costs during in 2011 as compared to 2010 is mainly the result of greater operating activity, as well as: 1) an increase in depreciation in new capitalizations of COP$33.6 billion in the fourth quarter of 2011; 2) contracted services for COP$ 131 billion, mainly in associated operations derived from windfall profit clauses and, on the other hand, an increase in the execution in line with the higher activity of the last quarter of the year; and 3) major and routine maintenance services of COP$81.8 billion scheduled at different facilities, refining plants, and the transportation systems.

In 2011 cost of sales increased by 37.8% (COP$8,018 billion) compared with 2010, mainly driven by a net increase of 44.7% (COP$6,913 billion) in variable costs primarily because of: 1) hydrocarbon purchases from the ANH and third parties for higher volume at higher prices totaling COP$3,586 billion; 2) imported products totaling COP$2,346 billion, consisting mainly of naphtha solvent, gasoline and low sulfur diesel; 3) amortization and depletion of COP$251 billion, mainly the result of higher production and investment capitalization in producing areas and higher amortization factor; and 4) hydrocarbon transport services of COP$343 billion mainly from to the increase in tanker trucks usage and higher transported volumes.

Fixed costs for 2011 increased by 19.1% (COP$1.106 billion), compared to 2010, mainly because of: 1) depreciation of COP$274 billion from new capitalizations, and 2) contracted services of COP$373 billion associated with an increase in production and development of new fields.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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Operating expenses in the fourth quarter of 2011 were down by 12.5% compared to the same quarter of 2010. The variation was mainly the result of reassignments of exploration and project expenditures for the acquisition of rights at the Caño Sur Block that was capitalized as ongoing exploration project, offset by an increase in operating and commercialization expenditures of COP$238 billion mainly driven by higher pipeline transportation cost for crude exports. In 2011 operating costs increased COP$746 billion as compared to 2010, owing mainly to a COP$464 billion increase in operating and commercialization expenses, as well as a COP$181 billion increase in administration expenses.

These results generated an operating margin for the fourth quarter of 2011 of 43.9%, compared to 43.6% for the same period in 2010. For 2011, the operating margin was 42.8%, versus 36.0% in 2010.

The non-operating results for the fourth quarter reported a loss of COP$536 billion, compared to a loss of COP$615 billion in the fourth quarter of 2010. The m ain drivers were provision expenditures of COP$308 billion, mainly due to association contracts and environmental contingencies; retirement expenditures of COP$281 billion driven by higher healthcare expenses and an revision of the actuarial calculation; offset by improved results for companies recognized through the equity method totaling COP$451 billion as well as a by the adjustment in the goodwill of OIG of COL$288 billion in 2010.

For the full year 2011, the cumulative non-operating loss decreased by COP$537 billion compared to 2010, mainly due to: 1) subsidiaries’ results of COP$1.913 billion; and 2) a foreign exchange gain of COP$280 offset by crude differential hedging losses in operations totaling COP$-790 billion, as well as an equity tax and surcharge of COP$-174 billion.

The increase in the income tax provision in 2011 as compared to 2010 is attributable to: 1) a 69% increase in pre-tax income; and 2) elimination of the 30% tax break on investments in productive real fixed assets (Tax Reform, Law 1430 of 2010).

Increase in operating results generated mainly by better prices, higher production and cost saving initiatives, increased our net income by 61.7% in the fourth quarter of 2011, compared to the same period in 2010, to a total of COP$4,432.7 billion, or COP$107.81 per share, compared to COP$67.75 per share in the prior year for the same period. Net margin was 27.7% in the fourth quarter of 2011, compared to 26.9% in the same period of 2010. Ebitda margin increased from 46% in the fourth quarter of 2010 to 47% in fourth quarter of 2011.

For 2011, net income was COP$ 15,448 billion, an increase of 85% compared to 2010. Net income per share was COP$379.97 per share, while for the previous year it was COP$206.22. Net margin was 27.5% compared to 22.8% for 2010.

Ebitda for 2011 was COP$27.880 billion, an increase of 70.4% compared to 2010, while Ebitda margin rose from 45% in 2010 to 50% in 2011. Earnings and Ebitda results mainly reflect the increase in operating margins.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

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9

e.	Cash flow

COP$ Billion*	4Q 2011	4Q 2010	2011	2010
Initial cash	8,360	6,798	5,479	4,840
Cash generated from operations (+)	15,845	9,397	53,848	35,852
Cash used in operations (-)	(10,331)	(7,666)	(34,751)	(24,806)
Capex (-)	(5,054)	(3,428)	(12,235)	(7,592)
Acquisitions (-)	-	-	(769)	(1,161)
Dividend payments (-)	(1,974)	(1,214)	(5,899)	(3,683)
Equity offering (+)	1,960	-	2,195	-
New debt (+)	-	1,295	-	1,295
Other inflows (+/-)	357	171	1,178	1,139
Fx differences (+)	76	253	195	(279)
Final Cash	9,240	5,606	9,240	5,606

*For purposes of recording, balances in dollars are converted to pesos monthly at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the first month and the final cash position is calculated based on the average rate for the last month of the respective quarter.

As of December 31, 2011, Ecopetrol had COP$9.240 billion in cash and portfolio investments of relatively high liquidity (62% denominated in U.S. dollars). As of December 31, 2011, the cash net balance in dollars was US$2,322 million.

f.	Segment results

Total year results by Segment

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Sales and Marketing

	2011	2010	2011	2010	2011	2010	2011	2010
Domestic Sales	14,964.6	10,307.7	16,968.4	12,453.4	3,908.4	3,019.3	1,130.8	1,002.4
International Sales	21,352.0	12,396.2	3,470.5	2,616.6	0.0	0.0	12,266.4	6,846.6
Total Sales	36,316.7	22,703.9	20,438.9	15,070.0	3,908.4	3,019.3	13,397.2	7,849.0
Operating Revenues	22,674.9	12,483.0	23.0	(552.3)	663.3	768.9	699.6	509.1
Operating Margin	62.4%	55.0%	0.1%	(3,7%)	17.0%	25.5%	5.2%	6.5%
Net Income	15,469.2	8,362.5	(601.1)	(783.1)	354.5	542.3	225.7	224.4
Net Margin	42.6%	36.8%	(2,9%)	(5,2%)	9.1%	18.0%	1.7%	2.9%
EBITDA	25,675.8	15,034.2	507.2	(218.3)	990.7	1,033.9	705.8	508.6
Ebitda Margin	70.7%	66.2%	2.5%	(1,4%)	25.3%	34.2%	5.3%	6.5%

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Quarterly Results by Segment
COP$ Billion
	E&P		Refining & Petrochem.		Transportation		Sales and Marketing

	4Q-11	4Q-10	4Q-11	4Q-10	4Q-11	4Q-10	4Q-11	4Q-10
Domestic Sales	3,972.9	3,072.6	4,526.0	3,432.9	1,075.4	771.7	301.2	253.5
International Sales	6,516.9	3,551.5	844.2	721.1	-	-	3,436.1	1,971.6
Total Sales	10,489.7	6,624.1	5,370.3	4,154.0	1,075.4	771.7	3,737.3	2,225.1
Operating Revenues	6,999.1	4,088.4	(236.5)	(172.1)	116.7	212.9	140.1	322.4
Operating Margin	66.7%	61.7%	(4,4%)	(4,1%)	10.9%	27.6%	3.7%	14.5%
Net Income	4,817.9	2,692.5	(395.2)	(252.9)	(56.5)	114.8	66.4	187.8
Net Margin	45.9%	40.6%	(7,4%)	(6,1%)	(5,3%)	14.9%	1.8%	8.4%
EBITDA	7,211.2	4,164.1	(98.1)	(87.5)	208.5	265.1	142.2	322.4
Ebitda Margin	68.7%	62.9%	(1,8%)	(2,1%)	19.4%	34.4%	3.8%	14.5%

Note: The report by segment is calculated based on transfer prices between business units, using as reference export parity prices. For comparative purposes, in 2010 an adjustment was made to account for a change in reference crudes.

Exploration and Production:

Earnings grew by 85.8% and EBITDA by 70.7% in 2011 compared to 2010 as a result of higher volumes produced and higher sale prices. In the fourth quarter of 2011, net income rose by 79.0% and EBITDA by 73.2% compared to the same quarter of 2010.

Refining and Petrochemicals:

The yearly results for this segment was a loss of COP$601 billion, 23.2% less than in 2010, due to better spreads of the Ecopetrol refined product basket versus crude oil between January and October given the market situation. EBITDA margin for the year was 2.5% compared to -1.4% in 2010. The fourth quarter of 2011 saw a net loss of COP$395 billion, higher than that of the same period in 2010. This was mainly attributable to the decrease in product margins, non-operating results (loss in Reficar) and the effect of higher retiree expenses for the adjustment in healthcare expenses mentioned before. EBITDA margin was -1.8%, an improvement over the fourth quarter of 2010, thanks to higher volumes of refined products sold with better differentials relative to crude.

Transportation:

In 2011, the segment had a net income of COP$354.5 billion and an EBITDA margin of 25.3%. During the fourth quarter, the segment posted a net loss of COP$56.5 billion. These results, lower than those of 2010, reflect the increase in labor costs, line maintenance, contracted services, and measures for addressing the effects of the harsh rainy season and damage to infrastructure.

Sales and Marketing:

Full year 2011 net income was COP$225.7 billion and an EBITDA margin of 5.3%. In the fourth quarter, the segment had a net income of COP$66.4 billion and EBITDA margin of 3.8%, less than in the same period of 2010. These results reflect higher markups on crude purchases from third parties, solvent imports for exporting heavy crude and shipment by tank truck in response to the flooding caused by the severe rainy season.

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g.	Balance sheet

Unconsolidated Balance Sheet
(COP$ Billion)	December 31, 2011	December 31, 2010	∆ (%)
Current Assets	15,824.1	9,497.2	66.6%
Long Term Assets	69,427.1	55,628.8	24.8%
Total Assets	85,251.2	65,126.0	30.9%
Current Liabilities	13,818.3	9,288.6	48.8%
Long Term Liabilities	16,421.8	14,309.5	14.8%

Total Liabilities	30,240.1	23,598.1	28.1%
Equity	55,011.1	41,527.9	32.5%
Total Liabilities and Shareholders´ Equity	85,251.2	65,126.0	30.9%

Debit Memorandum accounts	122,266.3	116,788.8
Credit Memorandum accounts	103,461.1	92,600.8

In 2011 the main variations in assets came from: 1) an increase in cash and cash equivalents from higher treasury surpluses given the high hydrocarbon prices during the year; 2) an increase in permanent investments of COP$4,927 billion resulting from capitalizations of COP$ 38 billion in Ecopetrol del Perú, COP$132 billion in Ecopetrol America Inc., COP$ 1,193 billion in Andean Chemicals, COP $99 billion in ODL Finance, and COP$ 95 billion in Oleoducto Bicentenario, and the COP$1,132 billion investment in Equion Energy Ltd.; and 3) an increase in property, plant and equipment of COL$4,303 billion related to plant, pipeline and network capitalizations essentially for improvements on the Andean Multipurpose Pipeline (Sebastopol–Sutamarchan section).

On the other hand, the receivable for the fuel price differential amounted to COP$483 billion (does not include long term receivables for COP$ 77 billion). In December, payments for COP$1,416 billion were received from the Ministry of Mines and Energy corresponding to 1) the receivable of 2010 for COP$ 74 billion, and 2)differentials accrued between January and September of 2011 of COP$1,342 billion.

Liabilities represented 35.5% of total assets as of December 31, 2011. Accounts payable remained almost unchanged between 2011 and 2010 (COP$4.171 and COP$4.159 respectively). It’s worth to highlight the increase in the income tax provision of COP$3,972 billion was due to the higher net income in 2011.

Financial obligations accounted for 7.2% of total assets and 20.4% of total liabilities. Represented mainly by: 1) Financial loan acquired in 2009 with 11 local banks for COP$2,043 billion, 2) US$ 1.500 international dollar denominated notes, 3) COP$1 billion local bonds bullet with variable rate and semi-annual interests payments, 4) BOMT contract for the Gibraltar Gas Plant signed with the Gibraltar Gas Temporary Union with the objective of funding, designing, operating, purchasing equipment, supplying, constructing and maintaining the plant for 15 years. As of December 31, 2011, the balance amounted to COL$76 billion.

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Equity was COP$55,011 billion as of December 2011. The main drivers were earnings of COP$15.448 billion in 2011 and the COP$2,199 billion increase in surplus from the equity method given the appraisal in Oleoducto Central S.A. and Oleoducto Central de Colombia S.A.’s assets. In September, 644,185,868 shares were issued amounting to COP$2,383 billion. 219,054 shareholders were granted shares, increasing the capital paid by COP$161 billion and creating a capital surplus of COP$2.2 trillion. On the other hand, there was a mark to market loss of COP$571 billion on the investments in the Empresa de Energía de Bogotá –EEB- (COP$517 billion) and ISA (COP$172 billion).

II. Business Aspects

a.	Investment plan

The following is a summary of investments by Ecopetrol for the years 2010 and 2011:

Capex (US$ million)

Business Segment	2011	2010	Δ (%)
Exploration	565.3	322.5	75%
Production	3,626.5	3,069.5	18%
Refining and Petrochemicals	358.1	616.7	-42%
Transportation	1,055.6	814.3	30%
Supply and marketing	1.8	2.9	-38%
Subsidiaries	1,034.0	468.5	121%
Acquisitions	450.3	614.7	-27%
Corporate	122.1	121.9	0%
Total	7,213.7	6,031.0	20%

Investments in 2011 amounted to US$7,213.7 million, the highest amount invested in the history of the company which drove the outstanding operating results reached this year.

Of the total invested, 50% went to production (US$3,626.5 million), 15% to transportation (US$1,055.6 million), 14% to subsidiaries (US$1,034.0 million), 8% to exploration (US$565.3 million), 6% to acquisitions (US$450.3 million), 5% to refining and petrochemicals (US$358.1 million), 2% to the corporate segment (US$122.1 million) and 0.02% to supply and marketing (US$1.8 million).

Acquisitions include pending payments for: 1) Savia’s earn out 2) Hocol’s earn out, and 3) Equion’s acquisition. Subsidiaries include, among others: 1) equity contributions to exploration subsidiaries, 2) equity contributions to transportation subsidiaries, and 3) equity contributions to Bioenergy.

Capex for 2012:

The Board of Directors approved in November of 2011 the investment plan for the year 2012 and the update of the strategic plan for the Corporate Group for the 2012-2020 period. The investment plan approved for 2012 amounts to US$8,477 million of which US$7,452 is expected to be invested directly in Ecopetrol and US$1.025 million in other companies of the Corporate Group.

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Strategic plan 2012-2020:

Regarding the strategic plan for the period 2012-2020, the company reaffirmed the following goals: 1) produce 1.3 million “clean” barrels by 2020; 2) increase average reserve life to 10 years, adding 6,200 million barrels by year 2020,;and, 3) expand the refining capacity from 300 thousand to 415 thousand processed barrels a day, among others. In order to accomplish the goals set forth in the 2012-2020 Strategic Plan, and estimated Capex amounts to US$80 billion. The Capex is expected to be financed 75% through internal cash generation, 16% with debt and the other 9% by the issuance of shares as part of the capitalization process.

b.	Exploration

Signing of contracts:

During 2011, Ecopetrol signed contracts for 11 exploratory blocks with the ANH awarded in the bidding round of 2010: 1) contracts LLA 37, LLA 38, LLA 52, LLA 6, LLA 8, SAMICHAY A, SAMICHAY B, TUM OFF 3 and UPAR, in which Ecopetrol’s stake is 100%; and 2) contracts SSJS-1 ECP and VMM 32, in which Ecopetrol’s stake is 70% and 51%, respectively. These blocks are primarily located in the Llanos Orientales region, and total exploratory area is approximately 1.4 million hectares.

Exploration in Colombia:

In 2011, Ecopetrol S.A. drilled a total of 40 wells, 21 A3/A2 exploratory wells, 10 appraisal wells (A1) and 9 stratigraphic wells. Evidence of hydrocarbons was discovered in 9 of the exploratory wells (Mito-1, Nunda-1, CSE-8 ST1, Rumbero-1, Pinocho-1, Fauno-1, Trasgo-1, Azabache-1 and Opalo-1), and in 5 of the stratigraphic wells (Jaspe-3, Avila-1, El Valle-1, Akacias ES-2 and CSE-6).

Drilling in Colombia (A2/A3 and Stratigraphic) - 2011
Ecopetrol S.A.*

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3/A-2	21	9	0	12
Stratigraphic	9	5	0	4
* Does not include appraisal wells

Hocol Petroleum Limited (“Hocol”) drilled 7 A3 wells and 13 stratigraphic wells in 2011. In two of the A3 wells drilled, evidence of hydrocarbons was found. Three of them are under evaluation (Granate-1, Merlín-1 and Merlín-2) and two were dry. Regarding the stratigraphic wells, 11 presented evidence of hycrocarbons while 2 were dry.

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Drilling in Colombia (A2/A3 and Stratigraphic) - 2011
Hocol S.A.

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3/A-2	7	2	3	2
Stratigraphic	13	11	0	2

The following is a summary of successful wells:

Exploratory wells

Quarter	Operator	Basin	Block	Well
1	Ecopetrol S.A.	Mid Magdalena Valley	Playón	RUMBERO-1
1	Ecopetrol S.A.	Upper Magdalena Valley	Cuisinde	NUNDA-1
2	Ecopetrol S.A.	Llanos	Caño Sur	MITO-1
2	Ecopetrol S.A.	Llanos	Caño Sur	PINOCHO-1
2	Ecopetrol S.A.	Llanos	Caño Sur	FAUNO-1
3	Ecopetrol S.A.	Llanos	Caño Sur	CSE-8 ST1
3	Ecopetrol S.A.	Llanos	Caño Sur	TRASGO
4	Metapetroleum	Llanos	Quifa	AZABACHE-1
4	Metapetroleum	Llanos	Quifa	OPALO-1
4	Hocol	Lower Magdalena Valley	Saman	BONGA-1
4	Hocol	Llanos	Guarrojo	GUARROJO ESTE-1

Stratigraphic wells

Quarter	Operator	Basin	Block	Well
1	Hocol	Llanos	CPO-17	CPO-17 EST-6
1	Metapetroleum	Llanos	Quifa	JASPE-3
2	Ecopetrol S.A.	Llanos	Caño Sur	EL VALLE-1
2	Hocol	Llanos	CPO-17	CPO-17 EST-5A
3	Ecopetrol S.A.	Llanos	Caño Sur	AVILA-1
3	Hocol	Llanos	CPO-17	CPO-17 EST-1
3	Hocol	Llanos	CPO-17	CPO-17 EST-3
3	Hocol	Llanos	CPO-17	CPO-17 EST-7
4	Ecopetrol S.A.	Llanos	CPO-9	AKACIAS ES-2
4	Ecopetrol S.A.	Llanos	Caño Sur	CSE-6
4	Hocol	Llanos	CPO-17	CPO-17 EST-2
4	Hocol	Llanos	CPO-17	CPO-17 EST-8
4	Hocol	Llanos	CPO-16	CPO-16 EST-1
4	Hocol	Llanos	CPO-16	CPO-16 EST-5
4	Hocol	Llanos	CPO-16	CPO-16 EST-3
4	Hocol	Llanos	CPO-16	CPO-16 EST-3A

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During the fourth quarter, seven A3 wells were drilled (Embrujo -1ST, Kantaka-1, Opalo-1, Rubi-1, Trueno-1, Azabache-1 and Uturunco), of which Opalo-1 and Azabache-1, located on Quifa block in Meta province, showed evidence of hydrocarbons.

Ecopetrol also drilled 3 stratigraphic wells: two in Caño Sur block and the remainder on CPO-9 in the Llanos Orientales. In two of them there was evidence of hydrocarbons.

Regarding unconventional hydrocarbons, at the end of fourth quarter of 2011, the Luna well was being drilled in the Mid-Magdalena Valley. Its results are under evaluation.

Drilling in Colombia (A2/A3 and Stratigraphic) - 4Q 2011 *
Ecopetrol S.A.

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	7	2	0	5
Stratigraphic	3	2	0	1
* Does not include unconventional hydrocarbons' exploration

During the fourth quarter, Hocol drilled four A3 and seven stratigraphic wells. Presence of hydrocarbons was found in two of the exploratory and in seven of the stratigraphic wells.

Drilling in Colombia (A2/A3 and Stratigraphic) - 4Q 2011
Hocol

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	4	2	2	0
Stratigraphic	7	6	0	1

With the abovementioned results, the success rate for 2011 for Ecopetrol and Hocol was 44% not including wells in evaluation. The wells were located mainly in the Caño Sur block in the Llanos Orientales basin.

International Exploration:

Exploration goal of Ecopetrol for 2011, not including Savia or Hocol was 37 exploratory (A1, A2 and A3) and stratigraphic wells: 30 in Colombia and 7 international. 40 wells were drilled in Colombia and 4 internationally.

During the year, eleven exploratory wells (A3/A2) were drilled: seven on the Peruvian coast by Savia Perú, two along the U.S. Gulf Coast and two in Brazil.

Evidence of hydrocarbons was identified in the well Logan-1 on the U.S. Gulf Coast and in five wells in offshore Peru operated by Savia.

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International Drilling A3/A2 wells
2011

Location	Number of wells	Hydrocarbon Presence	In evaluation	Dry
US Gulf Coast / ECP America	2	1	0	1
Peru / Savia	7	5	1	1
Brazil / Ecopetrol do Brasil	2	0	0	2

During the fourth quarter of 2011, the brazilian wellss Agua Viva-1 and Ilha Do Mel (on blocks BMS-73 and BMS-74 respectively) were drilled (Ecopetrol Brasil has in interest),, both of them plugged and abandoned. Additionally, an evaluation of drilling results of the well Logan-1, drilled in the third quarter of the year and operated by Statoil on the U.S. Gulf Coast, was completed, proving evidence of hydrocarbons.

During the fourth quarter of 2011, Savia Perú drilled the well Pozo Punta Amarillo (PA1-1X), which is currently being tested. By the close of the fourth quarter of 2011, the appraisal well Itauna-2 was still being drilled in Brazil.

International Drilling A3/A2 wells
4Q 2011

Location	Number of wells	Hydrocarbon Presence	In evaluation	Dry
Peru / Savia	1	0	1	0
Brazil / Ecopetrol do Brasil	2	0	0	2

c.	Production

Production Corporate Group:

Our consolidated gross production was 724.1 MBOED in 2011, up by 17.6% compared to 2010. For the fourth quarter of 2011 our consolidated production was 741.7 MBOED, an increase of 13.9% with respect to the fourth quarter of 2010. During the fourth quarter of 2011 restrictions were caused by: 1) the harsh rain season, 2) operating difficulties and, 3) limitations in transportation availability.

In 2011, Ecopetrol S.A.’s gross production accounted for 92.5% of the group’s production, Hocol’s for 4.3%, Equión’s for 2.0%, Savia’s for 1.0% and Ecopetrol América’s for 0.3%.

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Corporate Group´s Production

Ecopetrol S.A. gross oil and gas production (mboed)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	581.9	511.1	13.9%	569.8	481.9	18.2%
Natural Gas	103.1	100.3	2.8%	100.3	97.6	2.8%
Total	685.0	611.4	12.0%	670.1	579.5	15.6%

Hocol (mboed)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	29.9	29.3	2.0%	30.3	25.9	17.0%
Natural Gas	0.6	1.0	-40.0%	0.5	1.1	-54.5%
Total	30.5	30.3	0.7%	30.8	27.0	14.1%

Savia (mboed)*	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	6.5	6.4	1.6%	6.0	6.4	-6.3%
Natural Gas	0.7	1.2	-41.7%	1.0	1.0	0.0%
Total	7.2	7.6	-5.3%	7.0	7.4	-5.4%

Equion (mboed)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	10.3		N/A	8.2		N/A
Natural Gas	6.7		N/A	6.1		N/A
Total	17.0	-	N/A	14.3	-	N/A

Ecopetrol America-K2 (mboed)	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	1.8	1.8	0.0%	1.7	1.7	0.0%
Natural Gas	0.2	0.2	0.0%	0.2	0.2	0.0%
Total	2.0	2.0	0.0%	1.9	1.9	0.0%

Corporate Group	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Crude Oil	630.4	548.6	14.9%	616.0	515.9	19.4%
Natural Gas	111.3	102.7	8.4%	108.1	99.9	8.2%
Total Group's production	741.7	651.3	13.9%	724.1	615.8	17.6%

* Production for the fourth quarter and full year 2010 was revised to in order to show production on field instead of sold volumes

Production of Ecopetrol S.A.:

Ecopetrol S.A.’s gross crude and gas production equivalent in 2011 was 670.1 MBOED, an increase of 15.6% compared to 2010. Ecopetrol S.A.’s gross crude and gas production equivalent for the fourth quarter of 2011 rose 12.0%, compared to the same period of 2010 from 611.4 MBOED in the fourth quarter of 2010 to 685.0 MBOED in the fourth quarter of2011.

Production per type of crude*
	4Q 2011	4Q 2010	Δ (%)	2011	2010	Δ (%)
Light crudes	63.3	53.3	18.8%	60.9	48.0	26.9%
Medium crudes	227.3	222.4	2.2%	230.6	223.6	3.1%
Heavy crudes	291.3	235.4	23.7%	278.3	210.4	32.3%
Total	581.9	511.1	13.9%	569.8	482.0	18.2%
*Does not include subsidiary companies

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In 2011, heavy crude production represented 48.8% of crude oil production compared to 43.7% the previous year. During the fourth quarter of 2011, heavy crude production represented 50.1%, compared to 46.1% in the same period of the previous year. For this type of hydrocarbon the most important assets in the direct operation were Castilla and Chichimene, which reached an average annual production of 109.8 MBOD and 32.3 MBOD, respectively. In partnership operations, the assets with greatest participation were Rubiales and Quifa (in partnership with Metapetroleum) , which contributed 113.2 MBOD of gross production for Ecopetrol, and Nare (in partnership with Mansarovar) whose gross production for Ecopetrol was 16.1 MBOD.

The following projects are also worth mentioning: 1) launch of a pilot of the STAR technology in the Quifa field; 2) start of an air injection project in the Chichimene field; 3) and expansion of production and heavy crude treatment facilities in the Llanos Orientales region.

Regarding light crude, during the fourth quarter of 2011 water injection began in the Bonanza field, bringing the total number of fields with secondary recovery to four in the Mid-Magdalena region. In the same area, four pilot water injections were launched in 2011.

Gas sales during 2011 grew by 2.9%, reaching a yearly average production of 100.4 MBOED. During the fourth quarter of 2011, the increase was 5.3% compared to the same period in 2010, led mainly by an average yearly contribution by the Guajira field of 63.7 MBOED, and by the Cusiana field of 24.1 MBOED. During the fourth quarter of 2011, volumes were incorporated with the opening of the Gilbraltar gas plant (1.3 MBOED).

The following is a summary of production development wells per region:

Development wells for the year
	2011			2010
Region	Direct	In partnership	Total	Direct	In partnership	Total	∆ (%)
Magdalena	120	366	486	58	322	380	27.9%
Central	171	202	373	121	200	321	16.2%
North east	4	7	11	-	5	5	120.0%
Catatumbo Orinoquia	14	44	58	-	23	23	152.2%
South	4	22	26	12	40	52	-50.0%
Minor fields	-	3	3	-	-	-	N/A
Total	313	644	957	191	590	781	22.5%

Development wells 4Q
	2011			2010
Region	Direct	In partnership	Total	Direct	In partnership	Total	∆ (%)
Magdalena	28	83	111	19	109	128	-13.3%
Central	36	38	74	47	59	106	-30.2%
Nororiental	1	1	2	-	1	1	100.0%
Catatumbo Orinoquia	4	12	16	-	12	12	33.3%
South	3	7	10	3	9	12	-16.7%
Minor fields	-	-	-	-	-	-	N/A
Total	72	141	213	69	190	259	-17.8%

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Lifting Costs of Ecopetrol S.A.:

The lifting cost per barrel produced by Ecopetrol S.A. was US$10.28 (based on methodology approved by the U.S. Securities and Exchange Commission, which does not include royalties in the calculation of per-barrel cost) for the year 2011, an increase of US$0.80 per barrel compared to 2010, as the net result of:

•	Higher costs of associated operation (related with windfall profit clauses, new determinations of commercial viability and increase in water management volumes, among others), offset by the lower costs of the direct operation due to optimization initiatives. (+US$2,14 per barrel).
•	Revaluation of the peso versus the dollar (+US$0.28 per barrel).
•	Higher volume produced (- US$1.62 per barrel).
d.	Refining and petrochemicals

Barrancabermeja refinery:

Refinery runs*
Mbod	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Barrancabermeja	217.6	234.6	(7.2%)	226.0	225.3	0.3%

* Includes volumes used in the refinery, not total volumes received.

Throughput at the refinery increased 0.3% in 2011 compared to 2010, while the utilization factor dropped from 78.2% to 77.0%, due to a scheduled maintenance on a cracking unit during the fourth quarter. When comparing the fourth quarter of 2011 with the same period of the prior year there is a reduction in throughput of 7.2%, which allowed for adequate management of gasoil inventories during the UOP II cracking plant stoppage.

Regarding the modernization project: 1) Ecopetrol’s Board of Directors approved the project; 2) the pillars of the Great Barrancabermeja Social Agreement were drawn up to assure the adequate environment conditions during the implementation of the project; 3) the selection process for preparation of the site was opened; 4) the main equipment purchases were awarded with long-term deliveries; and 5) the securing of environmental permits reached 85% completion.

The master plan for industrial services was 41% completed by the end of 2011.

Costs and margins of the Barrancabermeja refinery:

Operating cash cost for the Barrancabermeja refinery in 2011 was US$5.89 per barrel, US$0.22 more per barrel than in 2010 (US$5.67 per barrel) as a net result of:

•	Lower cost due to decreased throughput (- US$0.02 per barrel).
•	Higher costs due to: 1) maintenance on scheduled stoppages, and 2) higher cost of catalysts (+ US$0.08 per barrel)
•	Higher cost due to revaluation of the peso versus the U.S. dollar (+US$0.16 per barrel)

The gross refining margin for 2011 was US$11.22 per barrel, a 40.1% improvement over the US$8.01 gross refining margin reached in 2010. This growth is due to better spreads between crude and products.

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Reficar S.A. (Cartagena Refinery):

Refinery runs*
Mbod	4Q 2011	4Q 2010	∆ (%)	2011	2010	∆ (%)
Cartagena	76.4	36.2	111.0%	76.8	67.0	14.6%

* Includes volumes used in the refinery, not total volumes received.

The refinery’s crude throughput rose 14.6% in 2011 compared to the previous year, while the utilization factor increased from 77.4% in 2010 to 84.2% in 2011 because of increased runs at the visbreaking unit in 2011 that resulted from a maintenance shutdown. Throughput increased 111% in the fourth quarter of 2011 compared to the same period of the prior year, while the utilization factor increased from 57.1% to 84.0% due to major maintenance at the crude unit in the fourth quarter of 2010.

The Expansion and Modernization Project at the refinery was 53.7% complete at the end of 2011. On December 30, 2011, a US$3,500 million financing for the project was committed with export credit agencies (US Eximbank, SACE and EKN) and a group of commercial banks. Ecopetrol granted a guarantee for the payment on any potential defaults of Reficar S.A.

e.	Transportation

Transported volumes:

In the fourth quarter of 2011, an average of 1,231.8 MBOD was transported, (305.7 MBOD of refined products and 926.1 MBOD of crude). There was an increase of 178.5 MBOD compared to the average daily volume transported in the same quarter of 2010 (1,053.3 MBOD) led mainly by the increase in crude transport. The higher volume transported during the fourth quarter of 2011, compared to the same period of 2010, was mainly caused by the following factors:

Crude oil:

Increase in transport capacity of the following facilities:

•	Cusiana-El Porvenir-Coveñas (Ocensa) system.
•	Vasconia–Coveñas ODC (210 MBOD in fourth quarter 2011, compared to 186 MBOD in the same period of 2010)
•	Rubiales–Monterrey (ODL) to 340 MBOD (340 MBOD in fourth quarter 2011, compared to 160 MDOD in fourth quarter 2010)
•	Increased use of the Vasconia unloading facility in order to maximize ODC and Northern Zone corridor use
•	Use of the Caño Limón–Coveñas system in the Ayacucho–Coveñas sector with heavy crude during the repair of the systems.

Refined products:

•	Optimization of operations by injection of drag reducer agents in the 12” and 16” Galan Salgar lines.
•	Increased transport capacity of the Pozos Colorados–Galán to 90 MBOD multipurpose pipeline, in order to meet motor gasoline and solvent requirements in Colombia.

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In 2011, an average of 1,204.5 MBOD were transported, of which 288.9 MBOD were to refined products and 915.6 MBOD to crude. There was an increase of 168.6 MBOD (16%) compared to the average daily volume transported in 2010 (1,035.8 MBOD). Higher volumes transported corresponded mainly to an increase in crude transports due to heavy crude development in the Llanos region, specifically the fields of Chichimene, Castilla, Rubiales, Quifa and Piriri.

Regarding capacity increases, 245 MBOD were added in 2011 to the main systems, 345 MBOD to afferent lines, 53 MBOD to multi-purpose lines, 65 MBOD to unloading facilities, 300 MBOD to export facilities and 570 MBO to storage, driven by the implementation of the following projects:

Oil pipelines:

Increase in crude evacuation capacity of the following systems:

•	Caño Limon-Coveñas and Ayacucho–Coveñas to 240 MBOD
•	Araguaney-Monterrey–Porvenir by 55 MBOD
•	Castilla–Apiay by 105 MBOD
•	Apiay–Porvenir by 50 MBOD
•	Vasconia–GRB–Galán by 25 MBOD
•	18” Galán–Ayacucho Line to 72 MBOD

Multipurpose pipelines:

•	The Andean Multipurpose Pipeline began operations with solvent transport capacity from Sutamarchán to Apiay of 53 MBOD

Export Infrastructure:

•	Increase in export capacity to 770 MBOD with the operation of the single buoys TLU1 and TLU3, and optimization of the pumping system at the Coveñas Terminal.
•	Increase in capacity to accommodate at the Cartagena Maritime Dock ships of up to 12,000 dead weight tons (DWT) or the equivalent of approximately 120 Kbls of LPG/Butane.

Storage facilities:

•	Construction of two storage tanks at Banadía with 50 KB each
•	Increase of 170 KB to 490 KB with construction of a tank at Altos del Porvenir
•	Construction of two storage tanks at Ayacucho for refined products
•	Refurbishment of approximately 600 KB equivalent of storage

Unloading facilities:

•	Increase in capacity of the Araguaney unloading facility by 5 MBOD
•	Operation of the Ayacucho (20 MBOD) and Banadía (40 MBOD) unloading facilities at full capacity.

Transportation costs:

The Barrel/Kilometer Transported cost for 2011 was COP$8.03/BKM, COP$0.38/BKM below that of 2010 (COP$8.41/BKM), due to:

•	Lower costs associated with greater volumes transported (an increase of 12%) compared to the same period of 2010 (COP$-1.82/BKM).
•	Higher costs as the net result of: 1) higher raw processing materials, fuel and energy costs associated with the logistics of managing larger volumes, 2) higher maintenance costs for meeting additional geotechnical requirements associated with heavy rain conditions, 3) operating contracts associated with higher transported volumes, 4) assumption of the total cost of operating the Caño Limón–Coveñas line and higher ecurity costs (COP$+1.44/BKM).

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Bicentenario Pipeline:

As of December 31, 2011, construction of phase 0 (Banadía unloading facility) had been completed and phase I of the construction Project (Araguaney-Banadía pipeline) was 43.5% complete.

Incidents:

During fourth quarter 2011, transport infrastructure was affected by the harsh weather conditions in Colombia: On December 11 and 23, respectively, both the Caño Limon–Coveñas oil pipeline and Salgar-Cartago multipurpose pipeline caved in under the weight of the rain-drenched ground and mudslides.

These incidents caused spills that affected nearby water supplies, homes and communities with loss of human lives in the municipality of Dosquebradas (Risaralda Province) in the case of the Salgar-Cartago multipurpose pipeline.

Given the requirement to maintain technical, human an economic efforts in order to try to anticipate potential incidents that may impact transportation infrastructure and the regions where it is located, a high level initiative was structured and two existing ones will be enhanced: The Dosquebradas project, the Integrity Program and the Contingency Program.

The Dosquebradas Project aims to achieve physical stabilization and reestablishment of the social conditions of the people affected in the Dosquebradas municipality after the abovementioned incident. The Integrity Program will strengthen the existing Integrity Model to turn it into an international benchmark. Finally, the program to strengthen the contingency attention system seeks to minimize potential consequences for the population, community and environment in the event of loss of containment in infrastructure, according to the responsibility model that corresponds to communities and different authorities.

f.	Biofuels

Ecodiesel Colombia S.A.:

During 2011, 99.9 thousand tons of biofuel were sold and 25.2 thousand tons during the fourth quarter, 15% more than in the fourth quarter of 2010. 79% of the production was sold to the Barrancabermeja refinery for its 2% blending process with diesel, and the remaining 21% was sold to wholesalers, positioning Ecodiesel as a relevant player in the value chain of national bio fuels. The Company’s income for 2011 was COP$291 billion and COP$71.7 billion in the fourth quarter, 27% higher than in the same period of the previous year.

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Bioenergy S.A.:

The Bioenergy Project was 18.5% complete at the end of 2011 (14.5% industrial component and 29.8% agricultural component). During 2011, 1,407 hectares of sugar cane were sown.

III. Organizational Consolidation, Social Corporate Responsibility and Corporate Governance

a.	Organizational consolidation

Health, Safety and Environmental Performance (HSE):

In 2011, the Lost Time Accident Frequency Index was 1.02 accidents per million man hours, the historical minimum and an improvement over the 1.56 accidents per million man hours of the previous year. In the last quarter, there were 0.94 accidents per man hours worked. In 2011, 147 accidents were reported, 34% lower than in 2010. 41 environmental accidents were reported during the year due to operational causes, the same number than in 2010.

Phase 3 of the project “Atmospheric Emissions Management System” and phase 2 of the project “Water and Waste Management System” were endorsed, leveraging the compliance of the environmental strategy regarding quality of air and eco-efficiency.

As part of the Biodiversity component of our environmental strategy, The Second National Call for Biodiversity was launched with a COP$7,000 million investment and a total of 12 selected initiatives, 8 presented by foundations and 4 by educational institutions that seek the preservation, restoration, management and sustainable use of the Colombian wetlands’ biodiversity.

Science and technology:

In 2011, by means of the application of technological solutions, business-certified economic benefits were generated in the amount of US$445 million in initiatives such as an extension of the foothill exploration concept to other areas of Colombia and Peru, development of methodologies for petro-physical characterization with information gleaned from horizontal wells, and application of chemical injection processes in various pilots, among others.

In 2011, 3 new patents were granted, bringing the total to 30 granted and 24 still current; 7 copyrights were registered, making the total 127; and 2 new trade marks were granted, bringing the total for Ecopetrol to 33. For the second consecutive year, Ecopetrol was nominated for the global MAKE (Most Admired Knowledge Enterprises) award for its outstanding work in knowledge management.

Additionally, methodologies were implemented for the evaluation of chemical and thermal recovery technologies, consolidation of blend formulas for transportation and production of heavy crude integrating colloidal stability factors with viscosity and density parameters, and evaluation of additives for emulsion breaking in the treatment of crude oil and waters in Ecopetrol’s producing fields.

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Among Ecopetrol’s most outstanding contributions in 2011 to the promotion of science and technology in Colombia, was the launch of scholarships for high-level studies and support for the consolidation of the country’s science and technology parks, Maloka y Neomundo, through a COP$1,100 million contribution.

Savings and avoided costs:

As a result of the application of supply strategies, total savings were obtained in 2011 in the amount of COP$381 billion, or 2.6% of the total managed. The savings came from the application of: 1) negotiation options (40%), 2) aggregation of demand (40%), 3) savings in procurement (11%), 4) tariff exemptions (7%), and 5) renegotiation of tariffs (2%).

b.	Corporate responsibility

Social investment:

In 2011, Ecopetrol invested COP$214 billion in social investment projects, 34% more than in 2010. Every COP$1 invested by Ecopetrol was matched by COP$6.14 from other entities. As part of the process of improving the civic processes of follow-up and social control of royalty investments, the Company provided guidance in the drafting of the work plans of the royalty investment follow-up committees (CSIR) of Córdoba, Sucre, Huila, Magdalena Medio and Meta.

Recognitions:

On November 22, 2011, the results of the corporate reputation business monitor (MERCO – Colombia) were presented in which for the fourth straight year, Ecopetrol was ranked in the first place in corporate reputation in Colombia, and for the first time was chosen the most responsible Company in the country.

Ecopetrol’s CEO, Mr. Javier Gutiérrez, was named “Leader with the Best Reputation.” This top honor, according to MERCO, was based on the quality of the commercial products, economic results, internal reputation, international dimension and innovation. Also taken into consideration was the effect that the brand had on the opinions of the various groups surveyed.

Stakeholders:

The following were the key highlights regarding stakeholders during the fourth quarter of 2011:

•	Relationship Protocols with stakeholders
•	National and regional stakeholder monitoring reports
•	Second human rights and company forum in Colombia
•	Start-up of Teleiguanas service (phone booths where any one can call Ecopetrol free of charge)
•	Public accountability hearing in Aguazul (Casanare)
•	Sixth provider meeting
•	IV maritime client roundtable
•	Implementation of the center of shared services of Ecopetrol for financial, procurement, contractual, real state, human resources and IT matters.

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c.	Corporate Governance

Extraordinary General Shareholders Meetings:

On October 12, 2011, Mr. Roberto Steiner was appointed as minority shareholder representative on the Board of Directors, replacing Mr. Mauricio Cárdenas, who was named Minister of Mines and Energy. It also approved the appointment of Federico Rengifo as non-independent member of the corporate entity. In the Extraordinary shareholders meeting of August 3rd of 2011, Mr. Amilkar Acosta was appointed to replace Mr. David Rojas (R.I.P).

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IV. Consolidated Financial results of Ecopetrol3

The following are Ecopetrol’s consolidated financial statements:

Consolidated Income Statement

(COP$ Billion)	4Q 2011 *	4Q 2010 *	∆ (%)	2011*	2010*	∆ (%)
Local Sales	6,027.6	4,336.2	39.0%	21,577.3	16,136.6	33.7%
Export Sales	12,341.5	6,866.2	79.7%	42,412.9	23,883.9	77.6%
Sales to free trade zone	-	-	0.0%	-	-	0.0%
Sales of services	482.6	441.7	9.3%	1,762.1	1,947.8	(9.5%)
Total Sales	18,851.7	11,644.1	61.9%	65,752.3	41,968.3	56.7%

Variable Costs	7,818.0	4,174.5	87.3%	28,047.1	18,613.7	50.7%
Fixed Costs	2,857.1	2,301.7	24.1%	8,618.0	7,345.3	17.3%
Cost of Sales	10,675.1	6,476.2	64.8%	36,665.1	25,959.0	41.2%
Gross profit	8,176.6	5,167.9	58.2%	29,087.2	16,009.3	81.7%
Operating Expenses	778.6	1,216.2	(36.0%)	3,396.2	3,130.5	8.5%
Operating Profit	7,398.0	3,951.7	87.2%	25,691.0	12,878.8	99.5%
Non Operating Loss	(607.3)	(147.5)	311.7%	(2,049.5)	(1,386.2)	47.9%
Income tax	2,239.7	1,107.5	102.2%	7,955.7	3,238.7	145.6%
Minority interest	113.2	(5.1)	(2,319.6%)	233.4	107.5	117.1%
Net Income	4,437.8	2,701.8	64.3%	15,452.4	8,146.4	89.7%

EBITDA	7,952.0	4,632.2	71.7%	30,021.1	16,699.5	79.8%
EBITDA Margin	42%	40%		46%	40%

* Not audited, for illustration purposes only

In 2011, the highest individual contributions to total sales (before eliminations) came from the Cartagena Refinery with COP$ 7,647 billion, Hocol with COP$ 3,932 billion and Equión with COP$ 2,079 billion.

In the fourth quarter of 2011, higher contributions came also from Refinería de Cartagena with COL$2,596 billion, Hocol with COL$1,231 billion and Equión with COL$684 billion.

 1 For purposes of consolidation of fourth quarter 2011, in addition to Ecopetrol’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Global Capital SLU.

The consolidated financial statements for the fourth quarter of 2010 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., and Oleoducto Bicentenario, , Ecopetrol Capital A.G. and Ecopetrol Transportation Investments Ltd.

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In year 2011, the main contributions from subsidiaries to consolidated net income came from Hocol with COP$630 billion, Equion with COP$426 billion, and Ocensa with COP$82 billion. The highest net loss was recorded by Ecopetrol America Inc. in the amount of COP$ 197 billion, mainly driven by the Cobra well which was proved dry and by seismic, and other studies undertaken.

In the fourth quarter, higher net income came from Equión (COP$266 billion) and Hocol (COP$203 billion). Ecopetrol America Inc. and Ecopetrol do Brazil reported net losses in the amount of COP$90 billion and COP$47 billion respectively.

Ecopetrol del Peru, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not reported earnings yet since they are either in the pre-operational stage or are carrying out exploratory activities that have not yielded production, with the exception of Ecopetrol America which has a production of around two thousand barrels per day of oil equivalent. In line with the foregoing, subsidiaries in the crude and product transport business report earnings for the consolidated corporate group by lowering transport costs.

In the year 2011, under the equity participation method, Offshore International Group (Savia Perú) contributed with COP$ 79 billion to the Group’s net income, Invercolsa with COP$ 60 billion and Transgas contributed a net loss of COP$3 billion.

In the fourth quarter, under the equity participation method, Offshore International Group (Savia Perú) contributed with COP$ 12 billion to the Group’s net income, Invercolsa with COP$ 18 billion, and Transgas contributed COP$24 billion.

Consolidated Net Income per segment 2011

Segment	COP$ Billion
Exploration and Production	584.6
Refining & Petrochemicals	(173.0)
Transportation	58.4
Corporate	82.0
Total	552.0

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Consolidated Balance Sheet
(COP$ Billion)	December 31, 2011	December 31, 2010	Δ (%)
Current Assets	19,037.3	12,629.7	50.7%
Long Term Assets	73,240.1	56,139.7	30.5%
Total Assets	92,277.4	68,769.4	34.2%
Current Liabilities	15,752.4	10,042.6	56.9%
Long Term Liabilities	19,583.5	16,912.6	15.8%
Total Liabilities	35,335.9	26,955.2	31.1%
Equity	54,688.9	41,328.2	32.3%
Minority interest	2,252.6	486.0	363.5%
Total Liabilities and Shareholders´ Equity	92,277.4	68,769.4	34.2%

Debit Memorandum accounts	130,221.9	119,039.6
Credit Memorandum accounts	111,784.6	96,981.0

V. Presentation of results

On February 16, 2012, Ecopetrol’s management will host two webcasts to review results for the fourth quarter and full year 2011:

Spanish	English
February 16, 2012	February 16, 2012
1:30 p.m. Bogota-Lima	3:00 p.m. Bogota-Lima
1:30 p.m. New York-Toronto	3:00 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the presentation 10 minutes beforehand in order to download any necessary software. A copy of the webcast will remain available for one year following the live presentation.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) is the largest company in Colombia as measured by revenue, profit, assets and shareholder equity. Ecopetrol also is the country’s only vertically integrated oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its subsidiaries include the following companies: Propilco, Black Gold Re Ltd., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol America Inc., Ecopetrol del Perú S.A., Hocol, Equión Energía Limited, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena, Ecopetrol Transportation Investment, Ecopetrol Capital AG and Oleoducto Bicentenario de Colombia S.A.S. Ecopetrol S.A. is one of the 40 largest oil companies in the world and one of the four largest in Latin America. The Company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE), Bolsa de Valores de Lima (BVL) under the symbol EC and the Toronto Stock Exchange (TSX) under the symbol ECP. The Company divides its operations into four business segments that include exploration and production, transportation, refining and petrochemicals, and supply and marketing.

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For more information about Ecopetrol, please visit www.ecopetrol.com.co

Forward-looking statement

This release may contain forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts for Ecopetrol. These are projections and, as such, are based exclusively on the expectations of the management concerning the future of the Company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among others, therefore, they are subject to change without prior notice.

Contact Information:

Director of Investor Relations

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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VI. Exhibits

   Unaudited Income Statement

   Ecopetrol S.A.

COP$ Million
	4Q-2011	4Q-2010	∆ (%)	3Q-2011	2011	2010	∆ (%)
Income
Local Sales	4,787,573	3,557,612	34.6%	4,414,933	17,704,866	13,428,646	31.8%
Export Sales	9,266,890	5,672,627	63.4%	7,933,934	31,475,732	18,164,288	73.3%
Sales to free trade zone	1,530,298	571,559	167.7%	1,339,827	5,613,158	3,695,121	51.9%
Sale of Services	403,455	397,864	1.4%	379,099	1,483,320	1,373,116	8.0%
Total Income	15,988,216	10,199,662	56.8%	14,067,793	56,277,076	36,661,171	53.5%
Cost of Sales
Variable Costs				-	-
Purchase of Hydrocarbons	3,563,405	2,038,064	74.8%	2,888,638	12,033,313	8,447,320	42.5%
Amortization and Depletion	15,495	(41,967)	136.9%	486,979	2,262,560	2,011,754	12.5%
Imported products	1,873,549	1,051,085	78.2%	1,581,397	6,265,906	3,919,466	59.9%
Hydrocarbon Transportation Services	335,418	224,530	49.4%	301,364	1,121,932	779,412	43.9%
Inventories	(363,333)	(154,077)	135.8%	94,394	(522,162)	(148,234)	252.3%
Other	609,443	118,146	415.8%	147,519	1,202,700	441,764	172.2%
Fixed Costs
Depreciation	286,544	252,914	13.3%	288,993	1,132,520	858,538	31.9%
Contracted Services	783,204	652,201	20.1%	589,389	2,395,713	2,023,103	18.4%
Maintenance	456,811	375,008	21.8%	267,359	1,198,449	963,137	24.4%
Labor Costs	364,886	302,953	20.4%	286,523	1,136,059	1,025,690	10.8%
Other	436,189	235,563	85.2%	218,433	1,030,200	916,635	12.4%
Total Cost of Sales	8,361,611	5,054,420	65.4%	7,150,988	29,257,190	21,238,585	37.8%
Gross Profits	7,626,605	5,145,242	48.2%	6,916,805	27,019,886	15,422,586	75.2%
Operating Expenses
Administration	178,794	116,649	53.3%	161,272	631,891	450,466	40.3%
Selling expenses	481,289	242,954	98.1%	337,937	1,479,240	1,015,084	45.7%
Exploration and Projects	(52,899)	334,160	(115.8%)	203,495	847,897	748,334	13.3%
Operating Income	7,019,421	4,451,479	57.7%	6,214,101	24,060,858	13,208,702	82.2%
Non Operating Income (expenses)
Financial Income	1,447,046	1,166,450	24.1%	1,295,202	4,910,696	4,224,992	16.2%
Financial Expenses	(1,319,596)	(1,133,341)	16.4%	(1,310,734)	(5,350,168)	(4,127,592)	29.6%
Interest expenses	(153,788)	(54,144)	184.0%	(55,532)	(278,636)	(64,396)	332.7%
Non Financial Income	580,598	424,977	36.6%	354,042	1,478,225	929,404	59.1%
Non Financial Expenses	(1,069,442)	(547,089)	95.5%	(372,127)	(2,558,234)	(2,103,966)	21.6%
Results from Subsidiaries	(21,033)	(472,223)	95.5%	134,341	552,148	(641,169)	186.1%

Income before income tax	6,483,206	3,836,109	69.0%	6,259,293	22,814,889	11,425,975	99.7%
Provision for Income Tax	2,050,593	1,094,030	87.4%	2,062,581	7,366,556	3,079,878	139.2%
Minority interest
Net Income	4,432,613	2,742,079	61.7%	4,196,712	15,448,333	8,346,097	85.1%

EBITDA	7,463,865	4,664,165	60.0%	7,092,306	27,879,620	16,358,448	70.4%
EBITDA MARGIN	47%	46%		50%	50%	45%
EARNINGS PER SHARE	$107.81	$67.75	59.1%	$103.68	$379.97	$206.22	84.3%

In 2010 only for comparative purposes, in the cost of sales internal reclasifications were made between accounts de amortización y agotamiento -Costo variable y Otros -Costo fijo.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

31

   Unaudited Income Statement

   Ecopetrol Consolidated

COP$ Million	4Q-2011*	4Q-2010 *	∆ (%)	3Q-2011*	2011	2010	∆ (%)
Income
Local Sales	6,027,645	4,336,171	39.0%	5,333,970	21,577,323	16,136,596	33.7%
Export Sales	12,341,453	6,866,213	79.7%	10,579,496	42,412,885	23,883,886	77.6%
Sales to free trade zone	-	-	0.0%	-	-	-	0.0%
Sale of Services	482,606	441,682	9.3%	381,206	1,762,060	1,947,829	(9.5%)
Total Income	18,851,704	11,644,066	61.9%	16,294,672	65,752,268	41,968,311	56.7%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,843,310	2,525,799	52.2%	3,757,229	14,750,481	10,365,306	42.3%
Amortization and Depletion	133,869	19,830	575.1%	616,134	2,767,615	2,301,086	20.3%
Imported products	2,716,832	1,585,325	71.4%	2,254,830	8,840,450	5,680,601	55.6%
Hydrocarbon Transportation Services	300,704	194,220	54.8%	137,129	898,508	540,555	66.2%
Inventories	(262,786)	(141,028)	86.3%	39,383	(551,718)	(251,431)	119.4%
Other	1,086,107	(9,600)	(11,413.6%)	9,769	1,341,755	(22,439)	6,079.6%
Fixed Costs
Depreciation	464,916	466,498	(0.3%)	453,905	1,809,546	1,548,797	16.8%
Contracted Services	810,402	630,560	28.5%	601,128	2,460,754	1,952,314	26.0%
Maintenance	567,779	502,217	13.1%	358,242	1,593,327	1,384,088	15.1%
Labor Costs	388,999	319,495	21.8%	308,669	1,219,219	1,084,149	12.5%
Other	625,008	382,917	63.2%	336,179	1,535,119	1,375,975	11.6%
Total Cost of Sales	10,675,140	6,476,233	64.8%	8,872,597	36,665,056	25,959,001	41.2%
Gross Profits	8,176,564	5,167,833	58.2%	7,422,075	29,087,212	16,009,310	81.7%
Operating Expenses
Administration	245,725	176,028	39.6%	227,910	1,018,917	603,523	68.8%
Selling expenses	444,054	243,683	82.2%	256,736	1,123,916	739,828	51.9%
Exploration and Projects	88,815	796,538	(88.8%)	311,640	1,253,416	1,787,117	(29.9%)
Operating Income	7,397,970	3,951,584	87.2%	6,625,789	25,690,963	12,878,842	99.5%
Non Operating Income (expenses)
Financial Income	1,653,381	1,391,693	18.8%	4,191,432	8,322,362	4,706,491	76.8%
Financial Expenses	(1,605,927)	(1,235,134)	30.0%	(4,255,793)	(8,811,442)	(4,522,792)	94.8%
Interest expenses	(178,840)	(8,584)	1,983.4%	(93,019)	(415,222)	(145,910)	184.6%
Non Financial Income	679,167	430,893	57.6%	355,735	1,634,883	966,714	69.1%
Non Financial Expenses	(1,155,045)	(726,408)	59.0%	(403,036)	(2,780,112)	(2,390,728)	16.3%

Income before income tax	6,790,706	3,804,044	78.5%	6,421,108	23,641,432	11,492,617	105.7%
Provision for Income Tax	2,239,731	1,107,502	102.2%	2,191,670	7,955,721	3,238,650	145.6%
Minority interest	113,214	(5,064)	(2,335.7%)	76,484	233,377	107,496	117.1%
Net Income	4,437,761	2,701,606	64.3%	4,152,954	15,452,334	8,146,471	89.7%

EBITDA	7,952,045	4,632,184	71.7%	7,627,677	30,021,133	16,699,494	79.8%
EBITDA MARGIN	42%	40%		47%	46%	40%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

This statement is not audited

For comparative purposes reclasifications were made in the first quarter of 2010 in financial income and expenses regarding OCENSA's fx difference

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

32

Balance Sheet

Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated

	December 31, 2011	December 31, 2011	∆ (%)	December 31, 2011	December 31, 2011	∆ (%)

COP$ Million

Assets
Current Assets
Cash and cash equivalents	4,303,043	1,592,083	170.3%	6,585,628	3,726,778	76.7%
Investments	1,263,937	264,765	377.4%	1,531,911	327,782	367.4%
Accounts and notes receivable	5,256,982	2,607,294	101.6%	4,635,834	2,736,592	69.4%
Inventories	2,395,929	1,880,818	27.4%	2,761,605	2,192,088	26.0%
Other	2,604,195	3,152,233	(17.4%)	3,522,335	3,646,398	(3.4%)
Total Current Assets	15,824,086	9,497,193	66.6%	19,037,313	12,629,638	50.7%
Non Current Assets
Investments	17,353,028	12,336,060	40.7%	5,474,805	5,177,491	5.7%
Accounts and notes receivable	2,034,167	2,154,256	(5.6%)	407,929	372,273	9.6%
Property, plant and equipment, net	19,119,854	14,816,573	29.0%	30,033,380	22,266,258	34.9%
Natural and environmental properties, Net	13,753,201	11,003,159	25.0%	15,440,787	11,774,539	31.1%
Resources delivered to administration	283,504	-	0.0%	-	-	0.0%
Other	16,883,334	15,318,756	10.2%	21,883,172	16,549,157	32.2%
Total Non Current Assets	69,427,088	55,628,804	24.8%	73,240,073	56,139,718	30.5%
Total Assets	85,251,174	65,125,997	30.9%	92,277,386	68,769,356	34.2%

Liabilities and Equity
Current Liabilities
Financial obligations	452,692	695,505	(34.9%)	831,594	1,079,169	(22.9%)
Accounts payable and related parties	4,171,148	4,159,469	0.3%	4,374,890	4,062,602	7.7%
Estimated liabilities and provisions	1,199,646	932,883	28.6%	1,695,193	1,151,297	47.2%
Other	7,994,837	3,500,769	128.4%	8,850,760	3,749,510	136.1%
Total Current Liabilities	13,818,323	9,288,626	48.8%	15,752,437	10,042,578	56.9%
Long Term Liabilities
Financial obligations	5,718,463	5,918,710	(3.4%)	7,969,978	7,833,715	1.7%
Labor and pension plan obligations	3,180,270	2,806,043	13.3%	3,190,229	2,814,021	13.4%
Estimated liabilities and provisions	3,984,580	3,337,377	19.4%	4,084,829	3,398,603	20.2%
Other	3,538,500	2,247,365	57.5%	4,338,427	2,866,307	51.4%
Total Long Term Liabilities	16,421,813	14,309,495	14.8%	19,583,463	16,912,646	15.8%
Total Liabilities	30,240,136	23,598,121	28.1%	35,335,900	26,955,224	31.1%
Minoritary Interest				2,252,631	485,951	363.6%
Equity	55,011,038	41,527,876	32.5%	54,688,855	41,328,181	32.3%

Total Liabilities and Shareholders' Equity	85,251,174	65,125,997	30.9%	92,277,386	68,769,356	34.2%

Memorandum Debtor Accounts *	122,266,344	116,788,822		130,221,873	119,039,595
Memorandum Creditor Accounts *	103,461,130	92,600,806		111,784,599	96,981,023

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

33

Unaudited Cash Flow Statement
Ecopetrol S.A.

COP$ million	4Q 2011 *	4Q 2010 *	∆ (%)	3Q 2011 *	2011	2010	∆ (%)
Cash flow provided by operating activities:
Net income	4,432,613	2,742,078	61.7%	4,196,712	15,448,333	8,346,097	85.1%
Adjustments to reconcile net income to cash provided by operating activities:	-	-	0.0%	-	-	-	0.0%
Depreciation, depletion and amortization	927,255	250,834	269.7%	1,088,944	4,594,483	3,324,840	38.1%
Net provisions	211,883	(95,310)	322.3%	(13,545)	150,854	(18,857)	900.0%
Disposal of property, plant and equipment	(2,320)	(168,913)	98.6%	1,921	-	38,945	-100.0%
Loss for disposal of property, plant and equipment	418	3,371	-87.6%	-	418	3,395	-87.7%
Loss for disposal of natural and environmental resources	-	9,110	-100.0%	-	-	39,668	-100.0%
Loss for disposal of other assets	12	287,918	-100.0%	20	300	287,918	-99.9%
Income (loss) from equity method on affiliated companies	21,031	472,224	-95.5%	(134,340)	(552,148)	641,168	-186.1%
Net changes in operating assets and liabilities:	-	-	0.0%	-	-	-	0.0%
Accounts and notes receivable	1,607,939	(781,745)	305.7%	(1,619,376)	(2,071,923)	(320,460)	546.5%
Inventories	(375,343)	(160,200)	134.3%	59,917	(563,619)	(149,307)	277.5%
Deferred and other assets	132,934	(218,145)	160.9%	(169,525)	(1,579,232)	(793,658)	99.0%
Accounts payable and related parties	(2,280,447)	(1,439,881)	58.4%	(366,410)	(133,719)	651,791	-120.5%
Taxes payable	1,919,131	1,016,996	88.7%	1,602,787	5,401,192	1,250,952	331.8%
Labor obligations	(117,336)	(22,709)	416.7%	31,218	(97,256)	(29,661)	227.9%
Estimated liabilities and provisions	50,384	(428,199)	111.8%	35,810	(7,496)	(293,100)	97.4%
Cash provided by operating activities	6,528,154	1,467,429	344.9%	4,714,133	20,590,187	12,979,731	58.6%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	(2,000)	100.0%	(55,809)	(868,954)	(1,163,131)	0.0%
Purchase of investment securities	(2,027,495)	(4,369,467)	53.6%	(71,606)	(11,685,030)	(11,808,784)	1.0%
Redemption of investment securities	1,035,728	3,660,021	-71.7%	(1,150,681)	8,420,670	9,604,385	-12.3%
Sale of property, plant and equipment	-	4,751	-100.0%	-	-	4,751	0.0%
Investment in natural and environmental resources	(1,386,313)	(1,329,834)	-4.2%	(785,202)	(3,566,030)	(3,474,200)	2.6%
Additions to property, plant and equipment	(1,739,619)	(1,642,784)	5.9%	(1,808,792)	(6,109,240)	(4,341,012)	40.7%
Net cash used in investing activities	(4,117,699)	(3,679,313)	11.9%	(3,872,090)	(13,808,585)	(11,177,991)	23.5%

Cash flows from financing activities:
Financial obligations	(387,572)	1,601,477	-124.2%	151,475	(440,939)	1,192,762	-137.0%
Received from associates - capitalization	1,750,189	(31)	0.0%	478,467	2,228,683	525	0.0%
Dividends	(1,942,683)	(1,221,044)	59.1%	(1,994,449)	(5,858,386)	(3,689,940)	58.8%
Net cash used in financing activities	(580,066)	380,402	-252.5%	(1,364,507)	(4,070,642)	(2,496,653)	63.0%

Net increase (decrease) in cash and cash equivalents	1,830,389	(1,831,482)	199.9%	(522,464)	2,710,960	(694,913)	490.1%
Cash and cash equivalents at the beginnig of the year	2,472,654	3,423,565	-27.8%	2,995,118	1,592,083	2,286,996	-30.4%
Cash and cash equivalents at the end of the year	4,303,043	1,592,083	170.3%	2,472,654	4,303,043	1,592,083	170.3%

NOTES:

* Not audited, for illustration purposes only.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

34

Unaudited Cash Flow Statement
Ecopetrol Consolidated

COP$ million	4Q 2011 *	4Q 2010 *	∆ (%)	3Q 2011 *	2011	2010	∆ (%)

Cash flow provided by operating activities:
Net income	4,437,761	2,701,607	64.3%	4,152,954	15,452,334	8,146,471	89.7%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,270,254	869,922	46.0%	1,389,785	5,849,166	4,348,095	34.5%
Net provisions	193,519	50,991	279.5%	(6,933)	141,137	179,916	(21.6%)
Disposal of property, plant and equipment	418	3,395		1,921	418	3,395
Loss for disposal of property, plant and equipment	(2,320)	(168,937)	98.6%	-	-	38,945	(100.0%)
Loss for disposal of natural and environmental resources	-	9,110		-	-	39,668
Loss for disposal of other assets	12	287,918		20	300	287,918
Income (loss) from equity method on affiliated companies	(53,055)	(27,374)	93.8%	(8,675)	(141,275)	(82,772)	70.7%
Net changes in operating assets and liabilities:
Accounts and notes receivable	1,861,684	1,789,258	(4.0%)	(1,256,620)	(1,263,731)	794,512	(259.1%)
Inventories	(209,456)	(131,445)	59.3%	(28,881)	(620,874)	(129,823)	378.2%
Deferred and other assets	(1,674,074)	1,275,069	(231.3%)	55,058	(2,224,662)	698,423	(418.5%)
Accounts payable and related parties	(2,394,614)	(937,795)	155.3%	(4,316)	219,486	1,248,736	(82.4%)
Taxes payable	2,827,276	(1,856,199)	252.3%	1,821,745	5,090,247	(618,441)	923.1%
Labor obligations	(108,374)	(19,631)	452.1%	47,036	(68,063)	(26,737)	154.6%
Estimated liabilities and provisions	704,266	564,643	24.7%	(344,467)	956,692	(571,495)	267.4%
Cash provided by operating activities	6,853,297	4,410,532	55.4%	5,818,627	23,391,175	14,356,811	62.9%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	(55,809)	(868,954)	(1,163,131)	25.3%
Purchase of investment securities	(2,027,495)	(4,369,467)	(53.6%)	(71,606)	(11,685,030)	(11,808,784)	1.0%
Redemption of investment securities	1,604,767	4,415,408	(63.7%)	(879,199)	9,373,897	10,578,201	(11.4%)
Sale of property, plant and equipment	-	4,751	(100.0%)	-	-	4,751
Investment in natural and environmental resources	(1,503,637)	(1,501,324)	0.2%	(1,026,393)	(4,862,867)	(3,874,824)	25.5%
Additions to property, plant and equipment	(3,253,370)	(2,914,120)	11.6%	(2,969,425)	(10,478,657)	(6,445,151)	62.6%
Net cash used in investing activities	(5,179,735)	(4,364,752)	(18.7%)	(5,002,432)	(18,521,611)	(12,708,938)	45.7%

Cash flows financing activities:
Minority interest	1,032,299	(466,854)	321.1%	128,403	1,766,680	(455,360)	488.0%
Financial obligations	(157,817)	1,638,974	(109.6%)	(117,505)	(109,191)	2,761,449	(104.0%)
Received from associates - capitalization	1,750,189	(31)	0.0%	478,467	2,228,683	525	0.0%
Dividends	(1,981,183)	(1,320,932)	100.0%	(1,994,449)	(5,896,886)	(3,789,828)	55.6%
Net cash used in financing activities	643,488	(148,843)	532.3%	(1,505,084)	(2,010,714)	(1,483,214)	35.6%

Net increase (decrease) in cash and cash equivalents	2,317,050	(103,063)	2,348.2%	(688,889)	2,858,850	164,659	1,636.2%
Cash and cash equivalents at the beginnig of the year	4,268,578	3,829,841	11.5%	4,957,467	3,726,778	3,562,119	4.6%
Cash and cash equivalents at the end of the year	6,585,628	3,726,778	76.7%	4,268,578	6,585,628	3,726,778	76.7%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co

www.ecopetrol.com.co

35

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	4Q 2011 *	4Q 2010 *	∆ (%)	3Q 2011*	2011	2010	∆ (%)
EBITDA CALCULATION
Operating income	7,019,420	4,451,479	57.7%	6,214,100	24,060,858	13,208,702	82.2%
Plus: Depreciations, depletions and amortizations	444,445	212,686	109.0%	878,206	3,818,762	3,149,746	21.2%
UNCONSOLIDATED EBITDA	7,463,865	4,664,165	60.0%	7,092,306	27,879,620	16,358,448	70.4%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-	0.0%
Net Income	4,432,613	2,742,078	61.7%	4,196,712	15,448,333	8,346,097	85.1%
Depreciations, depletions and amortizations	444,445	212,686	109.0%	878,206	3,818,762	3,149,746	21.2%
Financial income	(1,447,046)	(1,166,449)	24.1%	(1,295,202)	(4,910,696)	(4,224,992)	16.2%
Financial expenses	1,473,384	1,187,485	24.1%	1,366,265	5,628,804	4,191,988	34.3%
Non financial income	(580,597)	(424,977)	36.6%	(354,043)	(1,478,225)	(929,404)	59.1%
Non financial expenses	1,069,442	547,089	95.5%	372,127	2,558,234	2,103,966	21.6%
Results in subsidiaries	21,031	472,223	-95.5%	(134,340)	(552,148)	641,168	-186.1%
Provision for income tax	2,050,593	1,094,030	87.4%	2,062,581	7,366,556	3,079,879	139.2%
UNCONSOLIDATED EBITDA	7,463,865	4,664,165	60.0%	7,092,306	27,879,620	16,358,448	70.4%

Ecopetrol Consolidated

COP$ Millions	4Q 2011 *	4Q 2010 *	∆ (%)	3Q 2011*	2011	2010	∆ (%)
EBITDA CALCULATION
Operating income	7,397,969	3,951,585	87.2%	6,625,789	25,690,963	12,878,842	99.5%
Plus: Depreciations, depletions and amortizations	751,784	813,812	-7.6%	1,178,258	5,033,025	4,185,799	20.2%
Minority interest	(197,708)	(133,214)	48.4%	(176,370)	(702,855)	(365,147)
CONSOLIDATED EBITDA	7,952,045	4,632,183	71.7%	7,627,677	30,021,133	16,699,494	79.8%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-
Net income	4,437,761	2,701,607	64.3%	4,152,954	15,452,334	8,146,472	89.7%
Depreciations, depletions and amortizations	751,784	813,812	-7.6%	1,178,258	5,033,025	4,185,799	20.2%
Financial income	(1,653,381)	1,560,803	-205.9%	(4,282,750)	(8,322,362)	(4,706,491)	76.8%
Financial expenses	1,784,766	(1,708,778)	-204.4%	4,360,585	9,226,664	4,668,702	97.6%
Non financial income	(679,168)	(430,893)	57.6%	(264,417)	(1,634,884)	(966,714)	69.1%
Non financial expenses	1,155,046	726,408	59.0%	391,263	2,780,113	2,390,728	16.3%
Minority interest on net income	113,214	(5,065)	-2335.2%	76,484	233,377	107,495	117.1%
Provision for income taxes	2,239,731	1,107,502	102.2%	2,191,670	7,955,721	3,238,650	145.6%
Minority interest on Ebitda	(197,708)	(133,213)	48.4%	(176,370)	(702,855)	(365,147)
CONSOLIDATED EBITDA	7,952,045	4,632,183	71.7%	7,627,677	30,021,133	16,699,494	79.8%

* Not audited, for illustration purposes only

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VII. Subsidiaries results

Note: Financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Local Sales	2.9	4.8	9.1	27.8
Export Sales	1,228.1	652.2	3,922.5	2,446.4
Sales of services	-	-	-	-
Total Sales	1,231.0	657.0	3,931.6	2,474.1
Variable Costs	742.5	379.1	2,412.9	1,564.6
Fixed Costs	115.8	101.3	438.6	314.7
Cost of Sales	858.3	480.3	2,851.4	1,879.4
Gross profit	372.7	176.6	1,080.2	594.8
Operating Expenses	62.4	125.5	170.7	283.7
Operating Profit	310.3	51.1	909.4	311.1
Profit/(Loss) before taxes	280.9	50.2	915.2	268.8
Income tax	78.1	(0.3)	285.3	36.0
Net Income/Loss	202.8	50.5	629.9	232.8

EBITDA	359.2	73.3	1,179.5	503.3
EBITDA margin	29%	11%	30%	20%

Balance Sheet
(COP$ Billion)	December 31, 2011	December 31, 2010
Current Assets	1,400.7	931.2
Long Term Assets	1,613.5	1,417.2
Total Assets	3,014.2	2,348.4
Current Liabilities	557.2	566.8
Long Term Liabilities	178.4	145.3
Deferred taxes	-	-
Total Liabilities	735.6	712.1
Equity	2,278.6	1,636.3
Total Liabilities and Shareholders´ Equity	3,014.2	2,348.4

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2.	Savia Perú

Income Statement

US$ million	4Q 2011	4Q 2010	2011	2010
Local Sales	149.0	88.5	416.6	318.8
Sales of services	6.1	1.2	11.5	1.8
Total Sales	155.0	89.7	428.1	320.6
Variable Costs	22.5	38.5	134.8	132.1
Fixed Costs	42.3	18.0	78.4	53.4
Cost of Sales	64.7	56.5	213.2	185.5
Gross profit	90.3	33.2	214.9	135.1
Operating Expenses	45.6	8.7	75.0	61.3
Operating Profit	44.7	24.5	139.9	73.8
Profit/(Loss) before taxes	43.3	7.9	136.3	74.1
Income tax	4.0	1.8	16.6	18.2
Deferred taxes	1.8	4.0	20.9	9.1
Net Income/Loss	37.5	2.1	98.8	46.8

EBITDA	87.5	42.4	212.2	117.2
EBITDA margin	59%	48%	51%	37%

Balance Sheet

US$ million	As of December 31, 2011	As of December 31, 2010
Current Assets	237.5	221.7
Long Term Assets	583.7	399.9
Total Assets	821.2	621.6
Current Liabilities	254.2	65.6
Long Term Liabilities	79.8	126.8
Deferred taxes	42.1	20.4
Total Liabilities	376.1	212.8
Equity	445.2	408.8
Total Liabilities and Shareholders´ Equity	821.2	621.6

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3.	Equión

Income Statement
(COP$ Billion)	4Q 2011	3Q 2011	2011
Local Sales	53.4	43.3	150.3
Export Sales	629.1	431.8	1,924.6
Sales of services	1.3	1.0	3.9
Total Sales	683.8	476.1	2,078.7
Variable Costs	317.6	256.2	1,022.1
Fixed Costs	56.6	34.8	144.7
Cost of Sales	374.1	291.0	1,166.8
Gross profit	309.7	185.1	911.9
Operating Expenses	13.5	22.1	160.8
Operating Profit	296.1	163.1	751.1
Profit/(Loss) before taxes	364.2	151.4	699.1
Income tax	98.0	63.9	272.6
Net Income/Loss	266.2	87.5	426.5

EBITDA	179.1	101.0	458.7
EBITDA margin	26%	21%	22%

Balance Sheet

(COP$ Billion)	As of December 31, 2011	As of September 30, 2011
Current Assets	1,061.1	850.9
Long Term Assets	2,112.1	1,126.7
Total Assets	3,173.2	1,977.6
Current Liabilities	800.1	763.7
Long Term Liabilities	154.4	159.5
Total Liabilities	954.5	923.2
Equity	2,218.7	1,054.4
Total Liabilities and Shareholders´ Equity	3,173.2	1,977.6

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Refining and petrochemicals

1.	Propilco

Sales volume (tons)	4Q 2011	4Q 2010	2011	2010
Polypropylene	93,646	101,755	376,707	404,759
Polypropylene marketing for COMAI	4,397	2,319	13,019	9,782
Total	98,043	104,073	389,726	414,542

Income Statement

(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Local Sales	152.0	177.5	703.5	679.0
Export Sales	186.4	162.6	778.2	652.3
Sales of services	-	-	-	-
Total Sales	338.4	340.2	1,481.7	1,331.3
Variable Costs	289.0	267.6	1,248.5	1,133.7
Fixed Costs	28.0	24.9	106.6	87.9
Cost of Sales	317.0	292.5	1,355.1	1,221.6
Gross profit	21.4	47.6	126.6	109.6
Operating Expenses	25.7	23.8	99.6	93.7
Operating Profit	(4.2)	23.8	27.0	15.9
Profit/(Loss) before taxes	3.4	24.7	38.3	72.5
Income tax	1.6	2.8	6.5	7.1
Minority interest	-	-	-	-
Net Income/Loss	1.8	21.9	31.8	65.4

EBITDA	8.33	36.70	77.86	59.99
EBITDA margin	2%	11%	5%	5%

Balance Sheet

	As of	As of
COP$ Billion	December 31, 2011	December 31, 2010
Current Assets	633.7	531.5
Long Term Assets	540.9	530.8
Total Assets	1,174.6	1,062.3
Current Liabilities	362.6	394.5
Long Term Liabilities	155.8	31.8
Total Liabilities	518.4	426.3
Equity	656.2	636.0
Total Liabilities and Shareholders´ Equity	1,174.6	1,062.3

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2.	Reficar

Sales (MBOD)	4Q 2011	4Q 2010	2011	2010
Local	45.4	39.3	43.0	40.2
Exports	55.6	23.3	55.5	42.4
Total	101.0	62.6	98.5	82.6

 Income Statement

(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Local Sales	1,226.6	839.4	3,518.9	2,551.3
Export Sales	1,368.9	514.4	4,127.9	2,351.5
Sales of services	-	-	-	-
Total Sales	2,595.5	1,353.7	7,646.7	4,902.8
Variable Costs	2,569.2	1,274.2	7,299.1	4,628.5
Fixed Costs	103.0	150.8	272.9	315.6
Cost of Sales	2,672.3	1,425.0	7,572.0	4,944.1
Gross profit	(76.8)	(71.2)	74.7	(41.3)
Operating Expenses	31.8	20.8	128.2	61.3
Operating Profit	(108.6)	(92.0)	(53.5)	(102.6)
Non Operating income	109.3	28.8	247.0	79.2
Non Operating expenses	(203.3)	(193.5)	(350.5)	(273.7)
Profit/(Loss) before taxes	(202.5)	(256.7)	(157.1)	(297.1)
Income tax	1.5	2.7	4.9	8.1
Minority interest	-	-	-	-
Net Income/Loss	(204.0)	(259.4)	(162.0)	(305.2)

EBITDA	(71.22)	(18.23)	65.85	50.29
EBITDA margin	-3%	-1%	1%	1%

Balance Sheet

COP$ Billion	December 31, 2011	December 31, 2010
Current Assets	1,307.3	733.3
Long Term Assets	5,753.7	3,468.6
Total Assets	7,061.0	4,201.9
Current Liabilities	2,494.3	1,077.8
Long Term Liabilities	2,006.1	397.6
Total Liabilities	4,500.4	1,475.4
Equity	2,560.6	2,726.5
Total Liabilities and Shareholders´ Equity	7,061.0	4,201.9

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Transportation

1.	Ocensa

Transported volumes (MBOD)	4Q 2011	4Q 2010	2011	2010
Cusiana-Porvenir	129.3	51.6	152.3	52.3
Porvenir-Vasconia	573.8	471.9	563.3	458.1
Vasconia-Coveñas	393.8	268.2	367.7	271.2
Coveñas-Export Port	389.0	271.61	365.1	269.5

Income Statement

(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Sales of services	138.8	66.0	857.3	1,110.6
Total Sales	138.8	66.0	857.3	1,110.6
Cost of Sales	199.6	193.4	716.8	679.8
Gross profit	(60.9)	(127.3)	140.5	430.8
Operating Expenses	19.0	20.2	67.8	53.9
Operating Profit	(79.9)	(147.6)	72.8	376.9
Profit/(Loss) before taxes	(91.2)	(22.1)	5.3	366.6
Income tax	1.3	(7.0)	5.3	89.1
Minority interest	-	-	-	-
Net Income/Loss	(92.5)	(15.1)	0.0	277.5

EBITDA	15.65	171.56	298.96	487.58
EBITDA margin	11%	260%	35%	44%

Balance Sheet

	As of	As of
COP$ Billion	December 31, 2011	December 31, 2010
Current Assets	784.7	937.6
Long Term Assets	3,828.2	1,203.3
Total Assets	4,612.9	2,140.9
Current Liabilities	347.4	458.9
Long Term Liabilities	920.8	1,101.4
Total Liabilities	1,268.2	1,560.3
Equity	3,344.7	580.6
Total Liabilities and Shareholders´ Equity	4,612.9	2,140.9

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2.	ODL

	4Q 2011	4Q 2010	2011	2010
Transported volumes (MBOD)	220.5	146.6	208.1	137.9

Income Statement

(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Sales of services	122.7	58.6	380.5	180.3
Total Sales	122.7	58.6	380.5	180.3
Variable Costs	22.0	5.3	62.2	24.1
Fixed Costs	70.0	27.8	188.5	99.0
Cost of Sales	92.0	33.1	250.7	123.1
Gross profit	30.6	25.5	129.8	57.2
Operating Expenses	4.8	2.9	15.0	7.7
Operating Profit	25.9	22.7	114.8	49.6
Profit/(Loss) before taxes	14.0	22.4	86.3	22.6
Income tax	1.1	1.0	4.3	4.0
Minority interest	-	-	-	-
Net Income/Loss	12.9	21.4	82.0	18.6

EBITDA	32.1	27.6	128.1	75.9
EBITDA margin	26%	47%	34%	42%

Balance Sheet

COP$ Billion	December 31, 2011	December 31, 2010
Current Assets	361.3	412.5
Long Term Assets	1,780.1	1,441.7
Total Assets	2,141.4	1,854.2
Current Liabilities	146.7	110.9
Long Term Liabilities	1,316.9	1,303.8
Total Liabilities	1,463.6	1,414.7
Equity	677.8	439.5
Total Liabilities and Shareholders´ Equity	2,141.4	1,854.2

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Biofuels

1.	Ecodiesel

Ventas (KBPED)	IV. trim. 11	IV. trim. 10	2011	2010
Biodiesel	2.0	1.5	2.0	0.8
Glicerina	0.1	0.1	0.2	0.1
Total	2.1	1.7	2.1	0.8

Income Statement

(COP$ Billion)	4Q 2011	4Q 2010	2011	2010
Domestic sales	98.0	56.7	290.9	94.9
Sales of services	-	-	-	-
Total Sales	98.0	56.7	290.9	94.9
Variable Costs	91.4	50.5	269.8	85.4
Fixed Costs	-	-	-	-
Cost of Sales	91.4	50.5	269.8	85.4
Gross profit	6.6	6.2	21.1	9.5
Operating Expenses	4.1	0.7	13.1	1.5
Operating Profit	2.6	5.5	8.0	8.0
Profit/(Loss) before taxes	0.00	3.80	0.00	3.70
Income tax	-	-	-	-
Minority interest	-	-	-	-
Net Income	0.00	3.80	0.00	3.70

EBITDA	6.4	5.5	20.8	8.0
EBITDA margin	7%	10%	7%	8%

Balance Sheet
COP$ Billion	As of December 31, 2011	As of December 31, 2010
Current Assets	47.9	26.0
Long Term Assets	90.3	102.7
Total Assets	138.2	128.7
Current Liabilities	54.9	47.2
Long Term Liabilities	61.9	56.5
Total Liabilities	116.8	103.7
Equity	21.4	25.0
Total Liabilities and Shareholders´ Equity	138.2	128.7

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

45